FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	CN Voting Results Report

Item 1

VIA SEDAR

April 28, 2005

To:	Financial Markets Authority - Securities Markets Monitoring Branch
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission, Office of the Administrator of Securities –
Department of Justice
Government of Newfoundland & Labrador – Department of Justice
Northwest Territories Securities Commission, Office of Registrar of Securities N.W.T.
– Department of Justice and Public Services
Nova Scotia Securities Commission (Registrar under the Securities Act) –
Department of Attorney-General
Ontario Securities Commission
Prince Edward Island – Department of Justice – Corporation Division
The Saskatchewan Securities Commission
The Secretary - Toronto Stock Exchange – Market Services
Government of Yukon – Deputy Registrar of Securities
Nunavut Securities Registry

RE:	Canadian National Railway Company

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

Following the Annual Meeting of Shareholders of Canadian National Railway Company held on Thursday, April 21, 2005, at 10:00 p.m., (Eastern Time) at Fairmont The Queen Elizabeth Hotel, 900 Rene-Levesque Boulevard West, Montreal, Quebec, (the “Meeting”), and in accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting:

April 28, 2005

	Item Voted Upon		Voting Result

1.	Election of Directors	•

On a vote by ballot, each nominee proposed by management was elected with not less than 193,492,773 common shares (97%), out of a total of 198,404,167 common shares represented at the meeting, voted in favour of each nominee. One additional person was nominated at the meeting for election to the board and on the ballot vote received less than 1% (10,366) of the votes.

2.	Appointment of KPMG LLP as the Corporation’s auditors	•	KPMG LLP were appointed as the Corporation’s auditors, and the directors were authorized to determine their remuneration, by a majority of shareholders on a show of hands.

3.	For the amendment to the Management Long-Term Incentive Plan	•	On a vote by ballot, 158,952,702 common shares (85.9%) voted in favour of the amendment to the Management Long-Term Incentive Plan and 26,173,482 common shares (14.1%) voted against.

Yours truly,

/s/ Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 11, 2005	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	General Counsel